[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                      Report on Amendment No.1

Based on:                                 Article 27-25, Paragraph 1 of the
                                          Securities and Exchange Law

Filed with:                               Director of Tokai Local Finance Bureau

Name (3):                                 Fujio Cho, President, Toyota Motor
                                          Corporation

Address or Location of Head Office (3):   1 Toyota-cho, Toyota City, Aichi
                                          Prefecture

Effective Date of Reporting Duty (4):     May 6, 2005

Filing Date:                              May 13, 2005

Total  Number of Submitter and Joint      1
Holders(persons):

Submitting Method (5):                    Other


I. Matters Regarding Issuing Company (6)

------------------------------------------------------------------------------------------------
   Name of Issuing Company              Zenrin, Co Ltd.
------------------------------------------------------------------------------------------------
   Company Code                         9474
------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo (Second Section), Osaka(Second Section), Fukuoka
------------------------------------------------------------------------------------------------
   Location of Head Office              1-1-1, Muromachi,  Kokurakita-ku, Kitakyuushuu-shi
------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
      (1) Profile of Submitter (8)
        [1] Submitter (Bulk Holder)

------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
------------------------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
------------------------------------------------------------------------------------------------
   Former Name
------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
------------------------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation               August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative              Fujio Cho
--------------------------------------------------------------------------------
   Title of Representative             President
--------------------------------------------------------------------------------
   Business Purposes                   Manufacture, sale, leasing and repair of
                                       motor vehicles, ships, aircraft, other
                                       transportation machinery and apparatus,
                                       space machinery and apparatus, and parts
                                       thereof, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of        Yuji Maki, General Manager of Financial
   Person in Charge                    Reporting Department, Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                    0565-28-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)

------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
         [1] Number of Stock, Etc. Held

-------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
-------------------------------------------------------------------------------------------------------------
  Shares (shares)                                2,848,000                       -                         -
-------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -      G
-------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -      H
  Acquisition Rights (shares)
-------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -      I
  Rights (shares)
-------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
-------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
-------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
-------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
-------------------------------------------------------------------------------------------------------------
           Total (shares)             M          2,848,000     N                 -      O                  -
-------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
-------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q          2,848,000
  (Total) (M+N+O-P)
-------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
-------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
--------------------------------------------------------------------------------
  Total Number of Issued Shares       S         38,200,910
  (shares) (as of May 6, 2005)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          7.46
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          5.00
  Held Stated in the Preceding
  Report (%)
--------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
   May 6, 2005        Shares of common stock       1,000,000             Acquisition              JPY 1,564
----------------------------------------------------------------------------------------------------------------

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

(5) Material Agreements Including Security Agreements Related to Shares, Etc.
(12)
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)          11,595,135
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)            -
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)   -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                        -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          11,595,135
   (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

-----------------------------------------------------------------------------------------------------
Number       Name           Type of         Name of         Location        Purpose of      Amount
        (Name of Branch)   Business      Representative                      Borrowing   ([YEN]1,000)
-----------------------------------------------------------------------------------------------------
1       Not Applicable.
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2
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3
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4
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5
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6
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7
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8
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9
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10
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